VIA FASCIMILE (703) 813-6963

July 31, 2008


Ethan Horowitz, Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

     Re: Eight Dragons Co.
         Form 10K-SB for Fiscal Year Ended
         December 31, 2007
         Filed February 1, 2008
         File No. 000-28453

Dear Mr. Horowitz,

Pursuant to our recent conversation, following is the proposed language for Eight Dragons Co.'s revised 10-KSB to be filed in response to your July 17, 2008 letter.

"ITEM 8A. CONTROLS AND PROCEDURES

MANAGEMENTS ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the United States Securities and Exchange Commission.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's public accounting firm pursuant to temporary rules of the United States Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our principal executive officer and principal financial officer evaluated our disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934, as amended) as of a date within 90 days before the filing of this annual report (the "Evaluation Date"). Based on that evaluation, our principal executive officer and principal financial officer concluded that, as of the Evaluation Date, the disclosure controls and procedures in place were adequate to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported on timely basis in accordance with applicable rules and regulations.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company's internal control over financial reporting during the last quarterly period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting."

I believe the foregoing satisfactorily addresses the Commission's comments. I will call to review with you prior to filing. When we file the amendment, we will file a supplemental letter by the Company containing the required acknowledgements.

Thank you again for your courtesies in this matter.

Very truly yours,


/s/ Steven L. Siskind
------------------------------
Steven L. Siskind
SLS/wy

cc: Glenn A. Little